[LETTERHEAD OF COOLEY GODWARD LLP]

April 29, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop: 4-6

Washington, D.C. 20549

Attention: Barbara Jacobs

Re:	Rackable Systems, Inc., Registration Statement
on Form S-1 (File No. 333-122576)

Dear Ms. Jacobs:

On behalf of our client, Rackable Systems, Inc. (“Rackable Systems” or the “Company”), we are electronically transmitting a conformed copy of Rackable Systems’ Amendment No. 2 to its registration statement on Form S-1, marked to show changes from Amendment No. 1 to the registration statement filed with the Commission on March 30, 2005. All references to page numbers in the responses set forth in this letter refer to pages in Amendment No. 2.

Amendment No. 2 is being filed in response to your letter dated April 22, 2005, setting forth the Staff’s comments regarding Amendment No. 1 to the registration statement. In addition, Amendment No. 2 contains the first quarter 2005 financial statements.

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered each paragraph of the comment letter as a separate comment. Capitalized terms used in the response that are not defined herein have the meanings ascribed to them in Amendment No. 2.

Inside Front Cover

1.	Please note that our comments with respect to your graphic artwork will be provided to you in a telephone discussion.

We received the Staff’s comments telephonically and have revised the artwork accordingly. In addition, we have moved the trademarks disclosure to page 21 and deleted the paragraph in the Prospectus Summary relating to risk factors.

Prospectus Summary

2.	We note your response to our prior comment no. 4. In each market in which you hold a leading position, please supplementally inform us of the number of competitors from which

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you have been ranked against. Further, in light of your inability to neither cite to IDC in your prospectus nor provide us with written materials in order to support your assertion that you are “a leading provider of high-density compute servers,” please qualify your assertion on the basis that it is your belief.

We supplementally advise the Staff that we have been informed that the list of companies ranked worldwide consisted of 63 companies (plus an “other” category of companies too small to list individually), and the list of companies ranked in North America consisted of 14 companies (plus an “other” category of companies too small to list individually).

In addition, in response to the comment, we have revised the statements in the first paragraph of the Prospectus Summary and the Business section to qualify the assertion that it is Rackable Systems’ belief.

3.	We note your response to our prior comment no. 5. Please disclose the basis for WebEx’s inclusion as a representative customer in your summary discussion.

In response to the comment, WebEx has been removed from the customer list on page 2.

Risk Factors

Our business depends on decisions by potential customers to adopt our modular, open standard-based products and to replace their legacy server systems with our products, p. 13

4.	We note your revised disclosure in response to our prior comment no. 16. Please clarify the extent to which you and the market for Linux will be affected by an adverse result in the Linux litigation. We note that the open-source aspect of Linux is key to the attractiveness of Linux to customers and that the Linux litigation would essentially end this aspect of Linux. As a result, it would appear that an adverse ruling would potentially affect your prospects in the Linux market greater than limiting your ability to sell Linux servers or slowing the growth of the market.

We supplementally advise the Staff that Rackable Systems believes that the disclosure in this risk factor is appropriate. The result of an adverse ruling could be that customers would be required to obtain a license to the Linux operating system. If this were to happen, Rackable Systems believes that such license would be readily available, as the value in having proprietary rights to the Linux operating system would not be to preclude others from using it, but rather from generating revenues from licensing it. If the license was not available, then customers would switch to another readily available operating system, such as Windows. Further, Rackable Systems generally does not itself license or load the operating systems software, but rather the customer licenses it, when needed, and then the customer loads it.

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If we fail to maintain or expand our relationships with our suppliers, we may not have adequate access to new or key technology…, p. 15

5.	Please briefly explain to us the terms and purpose of the evaluation agreement that you entered into with Advanced Micro Devices as well as your reason for concluding that such an agreement is not material to you.

In February 2005, Rackable Systems entered into an agreement with Advanced Micro Devices whereby Rackable Systems was provided samples of Advanced Micro Devices’ new Dual Core processor. The terms of the agreement limited Rackable Systems’ use of the samples to internal testing and validation and required that all development work with the samples be performed at Rackable Systems’ facility. In addition, Rackable Systems was not permitted to share any data about the Dual Core processor until Advanced Micro Devices’ public announcement of the processor. On April 21, 2005, Advanced Micro Devices publicly announced the availability of the Dual Core. In essence, this agreement functioned solely as a non-disclosure agreement to allow Rackable Systems to test and validate Advanced Micro Devices’ new Dual Core processor, and is therefore not material to Rackable Systems.

We depend on our Foundation Series compute for substantially all of our revenues…, pp. 15-16

6.	Please quantify the share of your revenues that the Foundation Series compute servers represented.

The disclosure has been revised on pages 15 and 16 in response to the comment.

Special Note Regarding Forward-looking Statements

7.	We note your revised disclosure in this section. You have provided industry data by IDC to assist investors in understanding your industry, business and potential market. As presented, this market data receives fairly prominent discussion in your registration statement, such as in business. As you know, market data included in your registration statement must be based on reasonable and sound assumptions. We note, however, that you have not independently verified the information from IDC. Please revise the text as necessary so that you do not suggest that you could lack a reasonable belief as to the accuracy and completeness of the market data you elect to include in the filing.

The disclosure has been revised in response to the comment.

Capitalization

8.	We have further considered the nature, terms and timing of various transactions surrounding your offering. To provide investors with a better understanding of your capital structure immediately prior to the offering, consider revising your filing as follows:

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•	Revise your “pro forma” capitalization to reflect the conversion of the Series A preferred shares to Series B preferred and common shares;

•	Revise your “pro forma” capitalization to remove the impact of using offering proceeds to redeem Series B preferred shares;

•	Revise your “pro forma as adjusted” capitalization to reflect the application of your offering proceeds; and

•	Revise your balance sheet to include pro forma columns reflecting your capitalization subsequent to the conversion of the Series A preferred shares and prior to the completion of your offering and the application of any resulting proceeds.

The “pro forma” capitalization and “pro forma as adjusted” capitalization disclosures have been revised in response to the comment. We respectfully submit to the Staff that the inclusion of a pro forma column in the Company’s balance sheet as of March 31, 2005 is not necessary, for the following reason. In February 2005 Rackable Investment LLC gave up its right to take cash in lieu of common stock upon redemption of the Series A preferred stock. Consequently, the carrying amount of the embedded derivative associated with the common stock component of the Series A conversion unit was reclassified to additional paid in capital in February 2005. As a result, the pro forma impact of the conversion of the Series A preferred stock to Series B preferred stock and common stock is limited to a reclassification between two liabilities (from Series A, as reported, to Series B on a pro forma basis) and has no impact on total liabilities or total stockholders’ deficit.

Selected Financial Data

9.	Footnote 2 to your presentation of selected financial data indicates, in part, that pro forma net loss is adjusted to reflecting the accretion of the Series A preferred shares to the Series B redemption amount. As the Series A and B stock will be converted or redeemed at the offering, it does not appear that this accretion will have a continuing impact. In view of this, explain why you believe this adjustment is appropriate.

In response to the Staff’s comment, Rackable Systems supplementally advises the Staff that it is correct that the accretion of the Series A will not have a continuing impact after the offering. However, the pro-forma adjustment noted in Footnote 2 is necessary as the carrying amount of the Series B is redeemable at the greater of (i) the face value (plus any accumulated or accrued but unpaid dividends thereon) or (ii) the product of the face value multiplied by 1.25. At the time of the IPO the face value plus accumulated dividends will be greater than the face value multiplied by 1.25. However, at January 1, 2004, the face amount plus dividends accumulated through that date was below the product of the face amount multiplied by 1.25. Therefore, the pro-forma adjustment is required to increase the carrying

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amount plus accrued dividends of the Series B at January 1, 2004, to the face amount multiplied by 1.25.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Revenues and Expenses, pp. 32-33

10.	We note your response to our prior comment no. 25. Please explain why your agreement with Yahoo! and any prospective agreement with Microsoft would not be material to your business in light of the fact that, despite the lack of any purchase obligations, the agreement(s) govern the terms and conditions of relationships that account for a significant share of your revenue. Such an agreement may include terms for payment, warranty, etc. that may be construed as material components of your relationship. We note on page 52 that under your agreement with Yahoo! you are obligated to spend $250,000 in marketing with them. We further note that your disclosure on page F-22 suggests that your marketing obligation is conditioned upon a purchase commitment of at least $14 million by Yahoo!. Please clarify and reconcile.

It is our understanding that in order for a contract to be required to be filed as a material contract, the contract must both be material to the registrant and it must be entered into not in the ordinary course of business. In the ordinary course of business, Rackable Systems enters into contracts to sell its products. Therefore, the contract need not be filed unless it is a “contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.” Item 601(b)(10)(ii)(B).

We respectfully submit that Rackable Systems is also not substantially dependent on the Yahoo! agreement, as there is no obligation for Yahoo! to purchase product at all, or for Rackable Systems to sell Yahoo! any product. (With respect to the $14 million purchase amount, this was not an obligation, but an event which, if it did occur, would trigger the obligation of Rackable Systems to purchase the advertising. Yahoo! did fulfill this purchase amount.) In addition, the Agreement expired on March 23, 2005. Further, even if the Yahoo! agreement was still in effect, if Yahoo! were to desire to purchase product on terms and conditions different than those set forth in the agreement, it would do so by negotiation with Rackable Systems, and could always refuse to purchase products if Rackable Systems would not agree to any new terms. As a result, there is nothing at all upon which Rackable Systems is dependent in this agreement. It only acted as a matter of convenience that the terms and conditions of sale are set forth in one place, rather than have to be repeated in each

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purchase order. It also may mislead investors if Rackable Systems were to file this agreement as a material agreement, as investors that saw that the agreement was filed but did not read it would not be aware that the agreement was expired and may believe that Rackable Systems was substantially dependent on this agreement, and therefore there must be a purchase commitment by Yahoo! in the agreement upon which Rackable Systems was substantially dependent.

We supplementally advise the Staff that Rackable Systems has not yet entered into an agreement with Microsoft. We respectfully submit that even when and if Rackable Systems enters into a master agreement, it will not be substantially dependent on the agreement for the same reasons cited above regarding the Yahoo! agreement. Please note that, despite its not having entered into an agreement, this has not prevented Microsoft from purchasing products from Rackable Systems. In fact, Microsoft accounted for 6% of Rackable System’s revenues in the first quarter of 2005.

The disclosure has been revised on page F-23 in response to the penultimate sentence of the comment.

Cost of Revenues, pp. 33-34

11.	We note your response to our prior comment no. 27. If material, please disclose the percentage of your price for which the cost of DRAM constituted, for example, in fiscal year 2004. In addition, we note your disclosure in the first paragraph on page 42 that your decrease in gross margin for the year ended December 31, 2004 was attributable to system pricing pressures. Please expand your disclosure to discuss these system pricing pressures and any material trends related to such pressures. Do you expect competitive market conditions to continue? What are these market conditions?

The disclosure has been revised on pages 33 and 42 in response to this comment.

Critical Accounting Policies, Significant Judgments and Estimates

Allocation of Rackable Purchase Pursuant to Purchase Accounting and Valuation of Intangible Assets and Goodwill, pp. 37-38

12.	You disclose that you operate in two segments and have one reporting unit. Supplementally, clarify for us what you intend to convey with this statement and how it impacts your accounting for goodwill. As part of your response, explain how the identification of your reporting unit(s) complies with SFAS 142, par. 30. In this regard, note that a reporting unit is an “operating segment or one level below an operating segment.”

The disclosure has been revised on page 37 in response to this comment.

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Results of Operations

Comparison of the Years Ended December 31, 2004 and 2003, pp. 41-43

13.	With reference to our prior comment no. 28, please confirm that you have quantified the impact of each identified source for material changes from period to period in line items of your financial statements. For instance, we note that you disclosed headcount increases with respect to your research and development expense, sales and marketing expense and general and administrative expense without quantifying the impact of such changes.

The disclosure has been revised on pages 43 through 45. Rackable Systems supplementally confirms that, to the extent that Rackable Systems believes that such quantification would be important to an investor’s understanding and to the extent that it can without revealing sensitive competitive information, it has quantified the impact of each identified source for material changes from period to period in the line items of its financial statements.

Business

Industry Background

The High-Capacity Storage Market, p. 59

14.	We refer you to your industry data statement regarding the growth in storage capacity by petabytes. It would appear that if a petabyte is 1,024 terabytes, then your supplemental support reflecting 830,986 terabytes in 2003 would equate to 812 petabytes rather than the 831 petabytes that you disclose, for example. Please clarify.

The disclosure has been revised on page 60 in response to the comment.

Manufacturing and Operations, p. 73

15.

We note your response to our prior comment no. 26. Please provide additional disclosure with respect to the reason why Sanmina-SCI no longer manufactures a majority of your products. Please also confirm to us whether a master agreement governing your relationship with Sanmina-SCI exists. We note that such agreements are in place with respect to E-Cycle and Synnex. Despite not containing purchase obligations, such agreements contain other material terms and conditions with respect to the relationship such as payment, confidentiality and warranty terms. In light of Sanmina-SCI’s large share of your manufacturing, please disclose the material terms and conditions of your relationship. Further, please discuss whether certain products are divided among your various contract manufacturers and whether one manufacturer acts as the sole manufacturer of a particular product. Please also disclose the share of your manufacturing that each contract

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manufacturer represented in 2004 and, to the extent possible, the share represented by each contract manufacturer currently and going forward.

We have revised the disclosure on page 74 in response to the comment. We also confirm to the Staff that Rackable Systems does not have an agreement with Sanmina-SCI, and that all purchases continue to be on a purchase order basis. We supplementally advise the Staff that Rackable Systems believes that disclosing the share of manufacturing that each of its contract manufacturers engages in is not material to investors, as Rackable Systems is able to direct manufacturing to any manufacturer; moreover, Rackable Systems believes that to disclose such information could be harmful to its relationships with its contract manufacturers, and therefore has not disclosed it.

Certain Relationships and Related Party Transactions

Indebtedness of Management, pp. 93-94

16.	We note your response to our prior comment no. 47. Please reconcile your statement in your disclosure that the deferred compensation agreements were entered into with Messrs. Barton and Ford in consideration for the services they provided in connection with your acquisition of Predecessor with your response and revised disclosure on page 95 stating that compensation was paid to Callero Partners for services provided by Messrs. Barton and Ford. It appears that compensation was paid in two instances for the services of Messrs. Barton and Ford or that Messrs. Barton and Ford provided services to both Predecessor and New Rackable concurrently. Please explain. We also note your use of two terms with respect to GNJ, Inc.—Old Rackable and Predecessor. For purposes of clarity, please consider using only one term for GNJ, Inc. in your disclosure.

The disclosure has been revised on pages 95 and 96 in response to the comment.

Underwriting

17.	We note your response to our prior comment no. 52. Please make disclosure similar to your response in your prospectus.

The disclosure has been revised on page 106 in response to the comment.

Financial Statements

Revenue Recognition, pp. F-10 to F-11

18.

We note that you have entered into a reseller agreement with Hewlett-Packard for the purpose of providing equipment to Microsoft, who accounted for 36% of your 2004 revenue. We further note your disclosure indicating that you expect to expand your sales through

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resellers and other indirect channels. In view of these factors, consider revising your disclosure under this note to identify any differences in the terms of your direct and indirect sales arrangements. Similarly, consider explaining how your revenue recognition policies reflect any such differences.

In response to the Staff’s comment, Rackable Systems supplementally advises the Staff that while HP is technically a reseller, HP holds no inventory as Rackable Systems ships directly to Microsoft. Rackable Systems also supplementally advises the Staff that there are no significant differences in the terms of the Company’s direct and indirect sales arrangements. In addition, approximately 3% of the Company’s revenues, excluding HP, were derived from resellers.

Note 17. Stock Based Compensation, pp. F-27 to F-29

19.	We have considered your responses to prior comments nos. 63 and 64 and do not believe the method used to determine the fair value of shares underlying stock options awarded is appropriate. In this regard, we note that the values of shares of common stock underlying the stock options granted were determined based on a straight-line progression of value between December 2003 and February 2005. This method does not appear to be objectively supportable or based on generally accepted valuation methodologies. In view of this, supplementally tell us whether or not you considered the guidance provided in the AICPA publication “Valuation of Privately-Held-Company Equity Securities Issued As Compensation.”

In response to the Staff’s comment, Rackable Systems supplementally advises the Staff that Rackable Systems believes that the straight-line progression of the value of shares of common stock underlying stock options granted during the period from December 2003 to December 2004 results in an estimated fair market value at the date of each grant that approximates fair value using the “Market Approach” set forth in the AICPA publication “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the Guide). Please see additional explanation provided below.

The following table summarizes options granted on each grant date during this period (as adjusted to give retroactive effect to the 2-for-3 reverse stock split that the Company effected in April 2005):

Grant Date	# of Options Granted	Exercise Price	Estimated Fair value	Intrinsic Value
January 27, 2004	110,330	$1.50	$5.98	$4.48
April 21, 2004	93,662	$4.50	$7.37	$2.87
August 18, 2004	29,999	$6.00	$9.22	$3.22

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November 4, 2004	187,328	$6.00	$10.61	$4.61
December 15, 2004	68,664	$6.00	$11.07	$5.07

Given that no common stock was issued to third parties in 2004, Rackable Systems considered the Market Value to Revenue (“MVICR”) approach described in Chapter 6 of the Guide and applied market comparables Dell, HP, IBM and Sun. While there were no exact market comparables for Rackable Systems, whether small cap or large cap, the Company chose these companies because they are Rackable Systems’ primary competitors, sell like products and Rackable Systems’ banking syndicate has uniformly identified them as comparables. The Company researched and considered including smaller cap companies in the Company’s analysis, that have comparable growth rates, revenue base, and profitability. However, the Company was not able to identify any such smaller cap company that we truly believe is comparable to Rackable Systems. In addition, several Wall Street analysts have advised us that Rackable Systems is most comparable to, and would be priced similarly to, the large cap companies (i.e. Dell, HP, IBM, and Sun). Rackable Systems used the market value approach, as outlined in Chapter 8 of the Guide, as “the market approach typically increases in applicability and feasibility as an enterprise progresses through the middle stages and enters later stages of its development.” Furthermore, Rackable Systems considered itself to be in Stage 5, “Enterprise Development”, as defined in Chapter 8, during 2004, as it had, among other things, positive cash flow from operations as of the end of 2004, had established a strong customer base, and had assembled a complete management team.

The following table shows a comparison of implied MVICR multiples for Rackable Systems, based on the straight-line approach, to the MVICR multiples for the market comparables for the various option grant dates in 2004, and the date on which variable accounting ceased (September 30, 2004) for a deferred compensation arrangement entered into with the Company’s CEO and CFO. Column A represents the calculated per share fair market value of common stock for Rackable Systems on a non-marketable basis using the straight-line approach (as adjusted for the 2-for-3 reverse stock split that occurred in April 2005). Column B represents the selected marketability discounts applicable to common stock for Rackable Systems on each grant date (see the bullet points below for more details on specific company events that affected the marketability discounts). Column C represents the calculated per share fair market value of common stock for Rackable Systems on a marketable basis using the straight-line approach. Given the per share values in Column C, the implied MVICR multiples under the straight-line approach are illustrated in Column D. Columns E, F, and G represent the actual low, average, and high MVICR multiples for the comparable companies (i.e. Dell, HP, IBM, and Sun) on each of the indicated grant dates.

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	[A]	[B]	[C]	[D]	[E]	[F]	[G]
	Rackable Estimated FMV (non-marketable)	Marketability Discount	Rackable Implied Estimated FMV (marketable)	Implied Rackable MVICR	Market <------ Comps MVICR ------>
					Low	Average	High
27-Jan-04	$5.98	20%	$7.48	1.36X	.76X	1.29X	1.67X
21-Apr-04	$7.37	10%	$8.19	1.49X	.62X	1.15X	1.65X
18-Aug-04	$9.22	5%	$9.71	1.29X	.51X	1.08X	1.67X
30-Sep-04	$10.13	5%	$10.66	1.41X	.55X	1.12X	1.71X
4-Nov-04	$10.61	5%	$11.17	1.48X	.58X	1.20X	1.77X
15-Dec-04	$11.07	5%	$11.65	1.55X	.61X	1.33X	2.03X

Note that the implied MVICR multiples for Rackable Systems in Column D are consistent with the average and high end of the range of the comparable companies (Columns F and G) for each grant date. The Company believes that its MVICR multiples should be at a premium to the average of the comparable MVICR multiples due to its high growth rate (average growth rate for market segment last year was 4.36% compared to 107.4% for Rackable Systems), focus on the fastest growing market segments in the volume server and x86 markets, and due to the Company’s 2004 milestones described in the bullet points below. The high end for the comparable MVICR multiples is represented by Dell. The Company further believes that its MVICR multiples should be at a discount to Dell. Dell has a longer history of operational excellence and is widely viewed as the market leader in this space. Accordingly, the Company believes that using the straight-line approach to calculate the per share values for Rackable Systems on a non-marketable basis yields consistent values as the MVICR approach recommended in the Guide.

The specific marketability discounts utilized in the analysis were selected by the Company based on the proximity to an expected IPO date. In January 2004, Rackable Systems was beginning to gain traction in the mark and increase its market share, and an IPO was discussed and anticipated within 18 to 24 months. By April 2004, the Company anticipated that an IPO would occur within 12 to 18 months, as sales had increased significantly and Rackable Systems was starting to record significant sales from market leaders such as Microsoft. In August 2004, Rackable Systems continued to increase sales and improve its operating results and held its organizational meeting in contemplation of pursuing an IPO within the next six months. In September through December 2004, the Company continued to improve its operational and financial results and continued to move forward with expectations of its IPO in the near future.

In addition, Rackable Systems considered its results of operations and competitive positioning in deriving the estimated fair value of the common stock. Some of the key milestones in 2004 included:

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•	In Q1 2004 Rackable Systems won an award for Best Product at Linux World and received its initial orders from Microsoft.

•	In Q2 2004, Rackable Systems had its largest revenue quarter to date, reflecting the Company’s first significant revenues from Microsoft.

•	In Q3 2004, Rackable Systems introduced its “scale out” series product line that won a product excellence award at LinuxWorld. Rackable Systems also hired its Vice President of Worldwide Sales and added its first independent director to the Company’s Board of Directors. Rackable Systems was also recognized by IDC as the fourth largest x86 vendor in North America. In August 2004, the Company held its organizational meeting in preparation for its initial public offering.

•	In Q4 2004, Rackable Systems hired its Vice President of Operations and added two additional independent directors to the Company’s Board of Directors. In addition, in Q4 2004, Rackable Systems finalized its investment banking team and received its first orders for its “scale out” product.

20.	For the stock option awards identified in your response to our prior comment no. 63, supplementally provide, with a view towards additional disclosure in your filing, the information contemplated by par. 182 of the AICPA valuation guide. Additionally, tell us how you considered the disclosures recommend in pars. 179 through 181 of the AICPA valuation guide.

The disclosure has been revised on pages 39 and 40 in response to this comment to address the disclosures recommended in pars. 179 through 182 of the AICPA valuation guide.

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21.	Supplementally tell us whether your independent auditor consulted with their national office with respect to the valuation of shares of common stock underlying your stock option awards. If so, please provide the name of the person with whom they consulted.

Rackable Systems supplementally informs the Staff that Deloitte & Touche consulted with its national office with respect to the valuation of shares of common stock underlying Rackable Systems’ stock option awards. This consultation was not limited to one person. If the Staff would like to obtain the name of an individual from Deloitte’s national office, please feel free to contact the undersigned and we will provide the Staff with a name and contact number.

Rackable Systems and the underwriters are aware of their obligations under the Securities Act of 1933, as amended, and in accordance with Rule 461(a) will request acceleration of the registration statement orally.

Please direct any comments or questions regarding this filing to the undersigned at (650) 843-5191 or to Timothy J. Moore at (650) 843-5690.

Sincerely,

COOLEY GODWARD LLP

/s/ Brett D. White

Brett D. White

cc:	Thomas K. Barton

Todd R. Ford

William P. Garvey

Dennis R. DeBroeck, Esq.

Robert A. Freedman, Esq.